SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Olympus Pacific Minerals Inc.
_______________________________________________________________________________
(Name of Issuer)

Common Shares, no par value
_______________________________________________________________________________
(Title of Class of Securities)

68162Q202
_______________________________________________________________________________
(CUSIP Number)

Aron S. Izower, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0241
Fax (212) 521-5450
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 22, 2008
_______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 2 of 6

1) NAME OF REPORTING PERSON:

Zedex Minerals Limited

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions):

(a)     ☐

(b)     ☐

3) SEC USE ONLY

4) SOURCE OF FUNDS (See Instructions):   WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):    N/A

6) CITIZENSHIP OR PLACE OF ORGANIZATION: New Zealand

NUMBER OF	7) SOLE VOTING POWER 31,369,849
SHARES BENE-	8) SHARED VOTING POWER 0
FICIALLY OWNED	9) SOLE DISPOSITIVE POWER 31,369,849
BY EACH REPORTING	10) SHARED DISPOSITIVE POWER 0
PERSON WITH

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 31,369,849

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:  N/A

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.5%1

14) TYPE OF REPORTING PERSON (See Instructions):   CO

1Based on the 232,392,881 Common Shares outstanding as of March 31, 2008 included in Olympus Pacific Minerals Inc.’s balance sheet dated as of March 31, 2008 included with its Form 6-K filed May 15, 2008.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 3 of 6

Item 1.  Security and Issuer

 This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on July 2, 2008 (the “Original 13D”). This Schedule 13D relates to the common shares, no par value (“Common Shares”), of Olympus Pacific Minerals Inc., a corporation organized under the Canada Business Corporations Act whose principal executive offices are located at 10 King Street East, Suite 500, Toronto, Ontario, Canada M5C 1C3 (the “Issuer”). Except as set forth herein, the Original 13D is unmodified, and all capitalized terms used herein, and not otherwise defined herein, shall have the meanings ascribed to them in the Original 13D.

Item 2.  Identity and Background

This Schedule 13D is being filed by Zedex Minerals Limited, a New Zealand limited company (the “Filing Person”). The Filing Person’s principal business is mining and mineral exploration. The Filing Person’s business address is Level 2, 63 Fort Street, Auckland, New Zealand. The citizenship of the Filing Person is New Zealand.

During the last five years, to the best knowledge of the persons filing this report, none of the Filing Person or any of its respective executive officers or directors has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

During the last five years, to the best knowledge of the persons filing this report, none of the Filing Person or any of its respective executive officers or directors has been a party to any civil proceeding of a judicial administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As described further in Item 4 below, the Common Shares currently owned by the Filing Person were acquired as the result of the rationalization of a joint venture among the Filing Person, the Issuer and others and through purchases using the working capital of the Filing Person. If the Filing Person chooses to acquire additional Common Shares or warrants to purchase Common Shares (“Warrants”), it may use cash from its working capital or its ordinary shares as consideration for the purchase of such Common Shares. The consideration for the purchase of Common Shares and Warrants pursuant to the Private Agreements (as defined below) is the Filing Person’s ordinary shares and options to purchase the Filing Person’s ordinary shares.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 4 of 6

Item 4.  Purpose of Transaction

The Filing Person assisted the Issuer’s initial acquisition of interests in gold mining projects located in Vietnam in the mid 1990s, which resulted in the Filing Person holding a direct interest in the Phuoc Son joint venture with the Issuer and others. In 2004, as part of the rationalization of its joint venture holdings, the Filing Person sold its direct interest in the Phuoc Son joint venture and received Common Shares as consideration. Since acquiring its initial holding, the Filing Person has continued to purchase Common Shares and Warrants. The Filing Person has entered into a limited number of private purchase agreements (the “Private Agreements”) with current shareholders of the Issuer that are not resident in the United States pursuant to which the Filing Person has agreed to exchange two of its fully paid ordinary shares for each Common Share and two of its unlisted options to purchase the Filing Person’s ordinary shares for each Warrant. Each of the options is exercisable until August 28, 2009 and allows the holder to purchase one of the Filing Person’s ordinary shares for AU$0.40. As of the date of this Amendment No. 1, the Filing Person has entered into Private Agreements to acquire 40,322,028 Common Shares and 9,654,850 Warrants, representing 17.4% of the Common Shares and 49.4% of the Warrants outstanding. The Filing Person’s acquisition of the Common Shares and Warrants pursuant to the Private Agreements is conditional upon the Filing Person obtaining shareholder approval in accordance with the listing rules of the Australian Stock Exchange for the issuance of the ordinary shares that will be used as consideration for its purchase the Common Shares and Warrants. The Filing Person has scheduled a shareholder meeting for August 25, 2008 at which time it will seek the required shareholder approval.

If the Filing Person receives the required shareholder approval, the Filing Person would beneficially own approximately 30.9% of the outstanding Common Shares, approximately 49.4% of the outstanding Warrants and approximately 32.3% of the outstanding Common Shares on a partially diluted basis giving effect to the exercise of the Warrants held by the Filing Person. The Filing Person currently intends to hold its Common Shares and any Common Shares and Warrants acquired pursuant to the Private Agreements for investment purposes. The Filing Person may make further purchases of Common Shares and Warrants from time to time and may dispose of any or all of the Common Shares or Warrants held by it at any time. As part of the Filing Person’s continuing evaluation of, and preservation of the value of, its investment in the Common Shares and Warrants of the Issuer, the Filing Person may from time to time engage in discussions with, write letters to and respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Person’s investment in the Common Shares and Warrants, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Filing Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. However, the Filing Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The Filing Person currently has the sole power to vote and sole power to dispose of 31,369,849 Common Shares, which represent 13.5% of the outstanding Common Shares of the Issuer as of March 31, 2008 according to the balance sheet dated as of March 31, 2008 included in the Issuer’s Form 6-K filed May 15, 2008. Except as disclosed in Item 4, the Filing Person has not otherwise engaged in any transactions with respect to the Issuer’s Common Shares within the past 60 days.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 5 of 6

No further disclosure is applicable under this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be filed as Exhibits

Not applicable.

CUSIP Number: 68162Q202	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZEDEX MINERALS LIMITED

Dated: August 8, 2008	By:	/s/ Sarah Jane Baxter
Sarah Jane Baxter
Chief Financial Officer